Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: B/E Aerospace, Inc.

SEC File No.: 0-18348

Date: December 5, 2016

S&P CAPITAL IQ
McGRAW HILL FINANCIAL

Rockwell Collins, Inc.

NYSE:COL

Company Conference Presentation

Thursday, December 01, 2016 6:15 PM GMT

CALL PARTICIPANTS 2

PRESENTATION 3

QUESTION AND ANSWER 4

ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

Call Participants

EXECUTIVES

Colin R. Mahoney

Senior Vice President of

International & Service Solutions

Patrick E. Allen

Chief Financial Officer and Senior

Vice President

Robert K. Ortberg

Chairman, Chief Executive Officer

and President

ANALYSTS

Robert Spingarn

Crédit Suisse AG, Research

Division

Unknown Analyst

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

Presentation

Robert Spingarn

Crédit Suisse AG, Research Division

Okay, everyone. We’re on the home stretch here and saved one of the best for almost last. And sure this will be interesting session. And so Rockwell Collins, as you know, is one of the large aviation companies globally with equipment on almost every aircraft type in the world. I’m pleased today to welcome Kelly Ortberg, Chairman, President and Chief Executive Officer; and Patrick Allen, Senior Vice President and Chief Financial Officer.

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

Question and Answer

Robert Spingarn

Crédit Suisse AG, Research Division

Kelly, I always think of you and the 787 platform, which was yours back in the day, and just what a revolution that has been for the company. And I think it’s actually a good segue into how Collins has transformed itself on the air frames -- on the commercial airliner side over the last few years and some of the bow wave of the Boeing business that’s coming. So maybe that’s a good place to start and then do a little macro and talk about a few other things.

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, I think 787 was a big turning point for us because we gained a lot of standard content in that, as you know, like a standard Avionics airplane, where future airplanes had a lot of buyer-furnished equipment that went single-sourced for most of the avionics equipment. And we were able to gain some really good share, and then we’ve been able to parlay that into the other Boeing platforms, 777X program; the 737 MAX; as well as the 767, which goes into the KC-46 tanker program. So we’re really excited about our relationship with Boeing and our ability to gain share over the common product line approach, and I think we’ve executed well and distinguished ourselves in that regard as well. So our relationship with Boeing is very good right now. Having said that, we’ve also gained share elsewhere in the marketplace with Airbus A350, our largest content airplane. While we’re not doing the flight deck on that airplane, we’re doing systems you may not think of us as much of. Think like the horizontal trim actuator system or the mechanical system on the airplane, things like the rudder blade pedal assembly, information management systems and then the typical COM/NAV avionics equipment as well. So we’re really pleased with our growth in the air transport OEM market going forward.

Robert Spingarn

Crédit Suisse AG, Research Division

And just staying on this topic for a minute. Something we’ve talked about in the past, but I kind of want to bring it up again because I think people forget sometimes, as we’ve evolved from a technology perspective, is it fair to say we’ve gone from a hardware footing maybe toward a software footing and that allows you to port this technology from platform to platform with good incremental margins? Is that...

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, there’s no question in our product line that there’s more software content than there ever has been, and I think that’s going to continue to grow. Every system in an airplane is going to be a network on a node, and it’s going to be a smart device, no different than what’s happening in our home life environment. And so we see that continuing. Actually, the software requires pretty substantial tailoring as we move from application to application in the flight deck. The radio equipment, the COM/NAV tend to be more standard. But we have -- because of the way this system really interfaces with everything on the airplane, we have to have new engine -- systems engine interfaces if it’s a different engine or interface system, electrical systems that are different. So as you see us move from platform to platform, you’re right, the hardware tends to be more standard and look pretty much the same and maybe some modification. But the big scope of work for us to move from one airplane to another is more and more a software modification, which is substantial going through the certification process. Flight critical software is a key differentiator for us in the marketplace.

Robert Spingarn

Crédit Suisse AG, Research Division

And it gives you -- from a -- I assume it allows you to be more competitive perhaps cost-wise. So next question would be, if we get an MOM airplane, that would be about the only thing left that does, at

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

Boeing, without -- in terms of current production without a Collins flight deck. Does that position you pretty well?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, I think so. We’ll certainly need to compete for that and provide the value proposition to Boeing that’s better than any other value proposition. But I like where we stand being able to do that.

Robert Spingarn

Crédit Suisse AG, Research Division

And is it the kind of thing where you go in and say, look, we’re not going to offer you what’s on the 87 because that’s now 6 or 7 years old, but what we can do is tweak it to the -- we can bring some of those older platforms up to this standard over time, retrofit...

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, what’s interesting is that with the technologies that we employ, we’re constantly upgrading, providing new capabilities. So even the physical hardware display systems that you think of from the original 787, we’ve migrated that using technology insertions, whether it’s a block point change or additional airplane program. So we continue to evolve that. So our offering is fresh, latest technology and offers the size, weight, power and cost reduction that they’re looking for. Those are areas that we focus on for partnering for success, where we can provide cost reductions to Boeing so that they can meet their cost objectives going forward, and I see us continuing to do that.

Robert Spingarn

Crédit Suisse AG, Research Division

It sounds like you were one of the more -- or the earlier and more successful partners in that program, and the result is you now have a significant share position there. How do you think about this thesis we’re all talking about, supplier disintermediation and the ability of Collins and the avionics players given your IP to hold position and continue to make the business case as the OEMs look for more and more price?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, I think the secret to that is to find the win-wins in that and not find the lose-lose situation. And we spent a lot of time trying to understand, whether it’s Boeing or any of our customers, what they’re trying to accomplish. And generally, they’re not trying to accomplish taking our business. They’re trying to accomplish some business goals. And so we’re trying to find those areas where we can work together and create the win-wins, and I think we’ve been very successful in doing that. I think it just takes a different mindset of this isn’t a margin grab unless you let it become a margin grab. Let’s sit down and work together and understand each other’s objectives, whether that’s next-generation airplanes, current generation airplanes or aftermarket, and find ways where we can be successful together. And that’s what we’ll continue to do as we approach these cost reduction initiatives. And by the way, they’re not new. There’s always been cost reduction initiatives. They tend to come right after an airplane developed a new program, where everybody’s focused now on getting to the cost performance of the recurring airplane. And we’re a big part of that. So we just need to recognize that’s a part of our ongoing business, and we have to have plans to bring technologies in, reduce the cost and share some of that with our customers as we go forward.

Robert Spingarn

Crédit Suisse AG, Research Division

Now since we’re talking about content and getting out a new platform, and I think we’ll probably talk a bit what you’re up to in the M&A market here, one of the -- certainly, one of the things I took away when you announced your acquisition plans as I migrated to that discussion was that -- and having covered your

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

target, the airspace, for quite a while, their model’s a little different. It’s a BFE-driven model. It’s more airline-facing. Could you talk a little bit about the background and the rationale for the deal?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Yes. I mean, look, we’re really excited about bringing 2 franchise companies together. We’re much stronger in the front of the airplane. They’re much stronger in the interiors of the aircraft. And we have complementary not only just product line, but we’re complementary in the channels that we serve. Now a lot of our avionics today are also sold by our furnished equipment to the airline. The airline selects the avionics. It gets delivered inline with the airplane similar to what B/E does. We’re much stronger in the OEM, I’d say, and they’re stronger in the airline. And we see opportunities to work together to be more effective and gain opportunities and provide better value propositions either to an airline customer or to an OEM customer on next-generation platforms. The other thing that we’re pretty excited about is some opportunities to bring the BEAV product line in the market channels that they don’t currently serve. Business Aviation aftermarket is an area that -- they really don’t have access to that aftermarket. They don’t know when the aircraft are coming in from mods and upgrades. They don’t have a dealer network that services that market like we do. And we think by having a broader portfolio, there’s opportunities for us to expand the aftermarket in the business aircraft. And then the whole defense market. They really don’t deserve -- serve defense platforms. And we provide a lot of cabin equipment in the defense marketplace. But typically, emissions systems, communications, electronic warfare, air refueling systems in the back of the cabin. But when you do that, there’s always modifications in the labs, galleys, oxygen systems, the types of things that B/E produces. And we’ve been very successful in bringing commercial technology into the military market. And at times, it’s not an exact litho stick. The government has to help us fund the tailoring of that. But the fundamental technology is reapply. I think we’ve got some great opportunities to do that with the interior product line going forward.

Robert Spingarn

Crédit Suisse AG, Research Division

Is there any way to frame the size of that? So if we think about a bizjet coming in for an engine mod, is there any rule of thumb on a percentage basis or dollar basis of what kind of -- what a typical avionics upgrade looks like during that business -- or as a percentage of your business?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

It can vary from [indiscernible] $1 million depending on the size or the scope and the scale of the aircraft. I think that that’s probably the range of budget that we’re looking at. If someone’s coming in for engine modification and the airplane’s going to be down for a couple months for that activity, that’s when we make the sale. Typically, the operator is not going to take their aircraft out of service for either an avionics or a cabin upgrade. So it’s really important that we have the access to the channel knowing the airplanes are going to be down and then do the upsell process. And particularly in the mid- and large aircraft, maybe less price-sensitive and more focused on what’s the latest capability I can have? My airplane’s down. Why don’t I get that upgrade at the same time? We’ve been successful even in spite of a pretty sluggish bizjet market place, OEM marketplace, the aftermarket retrofit has been very good. People are keeping their aircraft longer, which means they’re upgrading those aircraft as long as they’re keeping them, and I think the interiors creates an opportunity for us to expand that.

Robert Spingarn

Crédit Suisse AG, Research Division

Is there a rough order of magnitude that we could apply to an interior upgrade relative to an avionics -- or what you just talked about for avionics? Is it a similarly sized opportunity?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

Yes, it’s probably similarly sized opportunities.

Robert Spingarn

Crédit Suisse AG, Research Division

And this is generally -- it isn’t an area that I recall spending a lot of time talking to them about, so it does sound like it was an underpenetrated part of the business.

Robert K. Ortberg

Chairman, Chief Executive Officer and President

It is, and we had a lot of discussion as we’ve done joint synergy sessions. And the biggest challenge they’ve had is they don’t have access. They don’t know when...

Robert Spingarn

Crédit Suisse AG, Research Division

Don’t know when it’s on the ground.

Robert K. Ortberg

Chairman, Chief Executive Officer and President

They don’t know when it’s coming on the ground. If you don’t know that and you don’t know who the principal is, then you aren’t there making the sales campaign. And so that’s really what we’re going to be doing. It’s not like we’re going to be changing necessarily their product. It’s just having a broader product portfolio of offering. And we couple that with our avionics offerings and make sure we’re putting it in front of the customer, the opportunities they have to modernize their aircraft.

Robert Spingarn

Crédit Suisse AG, Research Division

This is a bit of a detailed question. I was thinking of it. Is there a lead time difference? In other words, they come -- they ask for a particular component or suite of components from you, and these are things that you’re regularly building that there might be custom configuration, but they’re not custom boxes.

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Yes, yes. There will be certainly -- we have to have advanced plans or have some certification. You have to have an STC to put these things. So we typically work with our dealer network to define, say, hey, there’s a 601 retrofit opportunity broadly in the marketplace, and then we’ll go in advance and design whatever that solution might be, get it certified, so that when that aircraft comes in, we’ve got a already now a certified opportunity. It will be the same in the interiors. In fact, sometimes, we actually partner our dealer network, and they finance the nonrecurring to do that upfront. And they are risk-sharing partners with us in that they recover that through the mods and upgrades that they’re able to sell.

Robert Spingarn

Crédit Suisse AG, Research Division

So these are revenue synergies?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

These are revenue synergies.

Robert Spingarn

Crédit Suisse AG, Research Division

Do these translate beyond bizjet and military to the airliner?
Robert K. Ortberg

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

Chairman, Chief Executive Officer and President

Yes. I’d say there’s 3 areas of revenue synergies that we’ve kind of outlined: So the Bizjet aftermarket, which we’ve been talking about; the military opportunities; and then I would say it’s -- it kind of cuts both ways, either being able to sell more avionics into the airlines, and an example where the airline is a strong BEAV customer and doesn’t buy our avionics or select our avionics or vice versa. Those present opportunities for us. Now just to be clear, we have not baked these kind of revenue synergies into our financial outlook. They all present opportunity or upside opportunity to our plan. I believe they’re real and solid. We’ll be prosecuting those. They do tend to take some time because you’ve got a -- in a military sense, you’ve got to find the program, you got to bid the program, you got to win it and then deliver. So you’ll see it’ll take a couple years to do that. We’ll have to do the upfront work to make sure we have STC products in Business Aviation so that they can be done during that aircraft downtime. You can’t wait to do that. And then in the new airplane buyer-furnished equipment campaigns, we’ll be doing those right out of the chute, but those synergies actually start to manifest itself on the delivery of the aircraft.

Robert Spingarn

Crédit Suisse AG, Research Division

Okay. Having talked now about the core revenue synergies, let’s touch on the cost synergies the way you see them.

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Right. Well, so we’ve identified $116 million of run rate cost synergies, and they’re going to come pretty fast. About 90% of them at the end of our fiscal ‘18 -- sorry, ‘19 time frame. So they come in 4 categories: The first is just elimination of the corporate -- independent corporate costs and the Board of Directors and the top level executive management. And so those will come pretty quick, pretty straightforward, as you can imagine, with a transaction like this. The second area is around supply chain synergies. We have about $1 billion of direct material costs, where we buy things that go into our products. BEAV also has about $1 billion. So off that $2 billion, we’re much stronger in electrical systems. They’re stronger in mechanical systems. So we see opportunities for us to leverage their low-cost mechanical systems. In fact, we’ve got a synergy team that we put together, and we took some typical mechanical components that we’re currently buying for, say, our pilot control capability at core Rockwell Collins, went out to their vendor base. And we’re seeing anywhere from 15% to 30% cost reduction opportunities in the mechanical area if we can bundle it with their buying leverage. So that’s interesting to us. On the flip side, they really don’t do much vertical integration of electrical systems, either circuit card. Most of the equipment they have, have pretty complex wiring harnesses, and we’ve got automated capability to provide those things as well as leverage it to our supply chain. So we see good opportunity there in direct material. Our electrical, giving them opportunity; their mechanical, giving us opportunity. Then we have indirect, where we’re buying travel services of consumable things that we use in the day in, day out operation of our business, and those present some pretty good opportunities for us as well. The third area of synergies that we’re pretty excited about is IT systems. And particularly, the ERP implementation. We’re going to move them to an SAP factory ERP system. We’ve done 20 SAP implementations at Rockwell Collins. All of our factories, whether they’re through acquisition or through our organic business has been migrated to SAP, we’ve seen great success and synergies. And by the way, that gives you a lot of the visibility to the supply chain opportunities as well and eliminates a lot of financial reporting requirements, a lot of resources associated with maintaining multiple systems. And then the fourth area is kind of taking advantage of low-cost manufacturing and engineering areas. We both have design centers in Hyderabad, India. There’s opportunities for us to consolidate that as well as I think we’re maybe a little further ahead of BEAV on their implementation of low-cost design work in India. And I think we can help them accelerate some of the work into their India Design Center and then also some manufacturing opportunities in low-cost countries.

Robert Spingarn

Crédit Suisse AG, Research Division

Did anything in particular drive the timing of this now?

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, I think that timing probably was more driven by just our process, how we thought about expanding our growth opportunities for their company. Look, we just did the ARINC acquisition shortly after I took over as CEO, and I wanted to make sure we got through the integration of that business. So I don’t think we could have done this much earlier. And we’re also at a phase where we’re really winding up a lot of the real heavy technology development for these new programs. We’re in the implementation phase. So it fits really nicely with our resource availability to go take on another big opportunity and create value for our share owners.

Robert Spingarn

Crédit Suisse AG, Research Division

Yes. And going through the S-4 a little bit that came out last week. I noticed your projections in there for Collins. There’s a couple different sets. I was wondering if you could talk about those, the framework around those. Because we -- certainly, those numbers may differ a little bit from what we, the sell side, have out there in terms of forecast. I want to understand how to think about that.

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, so first of all, those are 5-year by-year forecast for sales and EBITDA performance. And let me just, first of all, clear on what those numbers -- where they come from. We have a planning process where every year, we do a 5-year outlook. So we do a 5-year strategic plan. We call it our strategic and financial plan. And that looks at market trends, where should we invest, what are the long-term implications, and we project 5 years out. And then every -- and we do that about February time frame. Then in the September time frame, we find the next fiscal year in what we call our annual planning. We set all the budget. And that forms the basis for our guidance to these 3 from our annual plan for that fiscal -- next fiscal year. So the numbers you see represent our -- kind of our annual plan for fiscal ‘17 and our strategic outlook for ‘18, ‘19 and beyond. And then we’ll go through another process. We’ll take another look here in February again, where we revisit the outlook of the market and refine those plans, then refine them one more time in September in our annual plan before we provide guidance to the Street for the annual.

Robert Spingarn

Crédit Suisse AG, Research Division

And these are stand-alone pre-combination numbers, right, to be clear?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Yes, yes. So what we did -- what you’re seeing in the S-4 is you’re just seeing our -- the combination of our annual plan for next -- for this year, ‘17, and our strategic plan for ‘18, ‘19.

Robert Spingarn

Crédit Suisse AG, Research Division

And there are 2 sets?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Yes. We have one set that included -- we plan with an assumption for acquisitions, acquisition revenue, and then we had a -- we also strip that out for BEAV to show what just the core organic [indiscernible].

Robert Spingarn

Crédit Suisse AG, Research Division

I see. And that acquisition was not BEAV. That was [indiscernible].

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Robert K. Ortberg

Chairman, Chief Executive Officer and President

Yes. We just put a generic planning number that we put -- Pat, $100 million?

Patrick E. Allen

Chief Financial Officer and Senior Vice President

$100 million -- about $150 million of acquisitions per year.

Robert Spingarn

Crédit Suisse AG, Research Division

Yes. And I think some of us look at that and saw the -- felt that both -- the numbers are pretty robust, actually.

Robert K. Ortberg

Chairman, Chief Executive Officer and President

We’re at a good point. We’re seeing a bottoming out of the business aviation. We’re seeing an accelerated growth in our government portfolio. Our Information Management portfolio continues to grow. And as we’ve talked about, these new air transport OEM projections are -- and new share opportunities are right in front of us. So yes, we’re in an improved market condition situation that we’ve been projecting for quite some time.

Robert Spingarn

Crédit Suisse AG, Research Division

Right. Now a lot of people are going to want to talk about some news that hit the tape last night, so I figure I’ll throw that out there.

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, look, I’m not going to comment on the Bloomberg speculation. The only thing I’ll say is we’re very excited about the combined entity. We’re highly confident in the value, and I think the majority of our share owners are seeing that value as well. And so we are filing or have filed all the regulatory activities. We’ve got our synergy teams and integration teams underway, and we expect to close the deal this year, [indiscernible] on February and close the deal sometime in the spring.

Robert Spingarn

Crédit Suisse AG, Research Division

Okay. Just moving along a little bit. A couple other topics I think we should hit. One is the election. And so we’re going to have a change in the White House and perhaps a new doctrine, if you will, for defense spending. What are the thoughts there?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, I think it’s -- in the macro sense, it’s going to be good news for our defense budget. I think there’s almost no chance of return into declines. Nobody has an appetite for declining defense budgets, and so that’s just going to set our business up to continue to grow. I feel really good about the long-term decisions we have in the defense markets. Where they’re spending money are areas that we have expertise in or positions in the marketplace. So I think we’ll, at least, be able to gain our fair share, if not better, as that defense market recovers. And we just -- last year was our first year of growth in defense after several years of decline -- many years of decline relative to sequestration. Albeit, it wasn’t much growth. We’re seeing accelerating growth this year. I expect we’ll see -- continue to see accelerating growth in our defense portfolio. So things look good there. I think the -- with all the administration changes, the things we have to watch are the puts and takes. One area I am a little bit concerned about is how long the continuing resolution lasts. If we look historically, we’re currently under or continuing a

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

resolution, and we -- typically, if they get a budget deal done, say, early in the first quarter of the calendar year, it doesn’t impact us. We can recover for any delays that happen in procurement. It goes much beyond that first quarter, we may start to see some impact because what happens is we got restricted on funding, either new starts or ramp-ups of programs. And beyond just that, it tends to create an environment where the procurement organization has uncertainty and tends to slow down.

Robert Spingarn

Crédit Suisse AG, Research Division

So a March, CR not good. And a May CR?

Colin R. Mahoney

Senior Vice President of International & Service Solutions

May CR is probably going to impact our revenues. March CR is not good. I’d like to see this thing February time frame, and we’ll have to see where that goes. I think the chatter now is looking towards a little bit longer. I know Ash Carter has been very critical of a delay of budget deal and his ability to be successful, so we’ll have to watch that.

Robert Spingarn

Crédit Suisse AG, Research Division

How about your latest thoughts on the OE cycle?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, so narrow-bodies are good. We think that backlog has continued to be strong there. Yes, there’s going to be some dynamics in shifting of orders, but I think the OEMs are going to manage through that quite well. And they view their planes [indiscernible], and the MAX are in good shape. So we feel good about the narrow-body. No question we’re in a soft spot right now in the wide-body marketplace. Orders are soft. We’re seeing accelerated retirements in wide-bodies of legacy aircraft, and my feeling is that that’s probably here with us for a little while. We’re going to see some softness in particularly, the legacy platform, things like the 777. It’s something everybody is watching.

Robert Spingarn

Crédit Suisse AG, Research Division

And how about the -- your 777 exposure?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Less than a 777X. I mean, we -- most of our equipment on the 777 is buyer-finished equipment. So as it comes down, we’ll lose the opportunity for the buyer-finished equipment. In the long run, if the market moves to an X over a legacy 777, it’s actually good news for us because we’ve got a lot more content. The problem is those typically don’t happen in the same fiscal year. So here’s what we think. We think that Boeing is going to sustain rates on 787. Whether they go from 12 to 14, I think they’ve been public in saying that that’s a future decision based on the overall market order environment. We believe the A350 is going to ramp up and that we’re going to see demand for those 2 airplanes because they really are game changers in what they’re delivering to the airline. If there is fluctuation in the overall demand -- supply/ demand, I think we’re going to see it in the retirements. We may see more accelerated retirements of the wide-body legacy aircraft. And that’s why we’ve been pretty conservative in our outlook in the aftermarket because as they retire legacy wide-bodies, particularly Boeing wide-bodies for Rockwell Collins, that impacts our aftermarket performance because they’re recycling the avionics and using those avionics from a retired airplane to support maintenance of aircraft that’s still flying.

Robert Spingarn

Crédit Suisse AG, Research Division

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

Patrick, I thought maybe I’d switch over to you for a moment. Just given the acquisition, everything’s that’s going on, if you just refresh us on the capital deployment strategy and how maybe that adjusts here and for how long.

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Yes, certainly. Yes, quite an adjustment as a result of the acquisition. As we think about the acquisition, we’re going to come out of the gates following the acquisition with a debt-to-EBITDA ratio of about 4.2. That capital structure is going to include about a $1.5 billion prepayable term loan. We’re going to pay that down. And with the cash flow -- the robust cash flow of the combined entity, we would anticipate payment down over a couple year period. At the end of those 2 years, we’ll be at a debt-to-EBITDA of under 3. With the ultimate goal of being at kind of 2 to 2.5 turns of leverage, I would expect that to happen by -- certainly, by the end of the third year following the acquisition. And at that point, we’ll be able to resume -- or call a more normal capital allocation philosophy, where we’re focused on growth but also returning to share owners via dividend and share repurchase.

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Okay. Before I go further down my list, I want to see if there’s any hands in the room for any questions out there. Rick, in the corner?

Unknown Analyst

Getting back to the Toronto reference on the S-4. There was an opinion that was expressed by an investment bank that your intrinsic value was substantially higher than the current market cap. So in light of that, did you consider any alternative capital allocation strategic decisions outside of the BEAV acquisition?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

You can take that.

Patrick E. Allen

Chief Financial Officer and Senior Vice President

Sure. We evaluated a number of different alternatives. What really appealed to us about the B/E acquisition is it met all of our financial metrics, particularly return on invested capital very quickly by 2019 and with the notion of improving above our weighted average cost of capital beyond 2019. And that was without any of the revenue synergies that Kelly referred to. So we felt like from a share owner value perspective, this was the best use of our balance sheet in terms of creating share owner value.

Robert Spingarn

Crédit Suisse AG, Research Division

Anybody else? Was this a function of just looking at other acquisitions or other strategic alternatives?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, look, we have a baseline plan, which is we just talked about. It is a baseline plan. We got a lot of good opportunities coming forward. But we looked at this how can we optimize that going forward. And we wanted to expand our portfolio. I’ve been telling people about we talked about all this great share gain on 87 and A350. But the way we did that was by expanding what we’re offering to our customers. We’re offering electromechanical systems, the pilot controls, rudder break pedals assemblies, horizontal trim actuators, things you don’t think of when you say avionics. We’re really not thinking. We’re doing those kinds of equipment. And we’ve been very successful in broadening our portfolio. And that’s where BEAV really fits nicely for us because there is no overlap. I mean, it’s totally complementary in product portfolio.

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

It allows us to continue to have broader offerings for the customers as we go forward. Now you kind of look forward a little but maybe beyond the 5-year as for our outlook and recognize that we’ll have all the slide decks on Boeing’s, at least, current plan generation of aircraft. And for us to continue to grow for the long haul, we have to have a broader product portfolio of offerings. And so we really like the interiors component. I think it creates that value for us and as we talked about, gives us a little bit opportunity to do more standard equipment with the OEMs, but probably also a more selectable equipment with the airline.

Robert Spingarn

Crédit Suisse AG, Research Division

And for those who might ask and look at that and look at the valuation numbers that opined upon in the S-4, that’s more accretive than, let’s say, buying back shares?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, absolutely, yes.

Robert Spingarn

Crédit Suisse AG, Research Division

Okay. Any other questions in the room there? Perhaps you can give us your latest thoughts. There are a couple more things -- couple more boxes I wanted to hit on. One is bizjet. We talk about bizjet from a B/E Aerospace integration perspective. How is the bizjet market? And then I’d also like to just touch on ARINC.

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Yes. So bizjet OEM. Let’s talk about the OEM market. That continues to be very soft for us. We’ve seen significant decline in our fiscal ‘17 guidance. We’re expecting continued decline in our bizjet OEM revenues. We report business and regional jets together in our reporting, and that’s going to be down high single digit. But in fact, we’re going to see growth in regional jet. Our bizjets are going to be down double digits again this year, and that’s reflective of a couple things: weak demand for the aircraft; but also, our OEMs either have purchased equipment in the prior years that the rates have come down and they need to reconcile the equipment or they have like tail aircraft that are going to support their deliveries for this year. So I’m expecting that we’ll be down more than the OEMs are reporting in terms of their aircraft deliveries for the year. Now I’m very hopeful. We’re going to work really hard to get that inventory alignment done this year so we get to the bottom of Business Aviation in our fiscal ‘17 so we don’t see this as a headwind for us going forward. Just to kind of scope and scale that for you a little bit, in our ‘17 outlook, Business Aviation represents about 10% of our -- Business Aviation OEM represents about 10% of our commercial revenues and about 5% of the pre-ARINC -- or pre-BEAV company revenues. So unfortunately, it’s become a less meaningful component of our business. It’s still very important from a strategic perspective because it is innovation technology-leading market. We’ve delivered similar product lines and get product line leverage. And there will be a day where we start to see recovery in Business Aviation. I just don’t know when it is, and I don’t see market conditions right now that indicate that we’re going to see substantial recovery. And so we’re not going to plan on that for growth for our business going forward.

Robert Spingarn

Crédit Suisse AG, Research Division

Okay. And then on -- anybody else out there? And then on ARINC?

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, our ARINC -- we almost don’t use the word ARINC anymore. We use our IMS business. ARINC is -- we think of ARINC as some of the product line -- or a product offering. Yes, so that’s really going well. I mean, the integration is done. I really like the business. It has performed as we expected. There’s

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

been a few things that maybe we’ve learned a little bit, but it’s really performed as we’ve expected. And we are now starting to see some of the bigger opportunity -- revenue synergy opportunities that we foresaw when we made the acquisition. So I feel really good about it. I mean, fundamentally, it’s driven by this -- a need for a data to an aircraft that connected airplane that’s driving additional data growth and opportunities. We recently won a major OEM -- or airline consumer in Europe for a broadband connectivity solution, our first real major airline customer with Global Express. That’s a market we didn’t serve, so it’s a clear synergy. We didn’t serve it and neither did ARINC. So together, we’ve been able to provide some broadband connectivity solutions to the cabin of the aircraft, and we think there’s more opportunities going forward. So I feel really good about our overall IMS business outlook.

Robert Spingarn

Crédit Suisse AG, Research Division

Okay. With that, we are bumping up on the clock. Any final questions from anyone out there? I guess that will be a wrap. I want to thank you Bob for being here.

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Well, thanks, Rob. As always, you do a great job with the conference, so thank you.

Robert Spingarn

Crédit Suisse AG, Research Division

Appreciate that. Thanks, Kelly.

Robert K. Ortberg

Chairman, Chief Executive Officer and President

Yes, thank, Rob.

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ROCKWELL COLLINS, INC. COMPANY CONFERENCE PRESENTATION DEC 01, 2016

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Copyright © 2016 S&P Global Market Intelligence, a division of S&P Global Inc. All Rights reserved.

Safe Harbor Statement

This communication contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of ARINC integration and synergy plans as well as our other acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of lawsuits, claims and legal proceedings, risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E

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Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Rockwell Collins prepared a registration statement on Form S-4, that included a preliminary joint proxy statement/prospectus filed with the SEC on November 22, 2016 (the “Joint Proxy Statement/Prospectus”), for the stockholders of B/E Aerospace and Rockwell Collins. At the appropriate time, each of B/E Aerospace and Rockwell Collins will mail the definitive Joint Proxy Statement/Prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. These materials are not yet final and will be amended. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Rockwell Collins and/or B/E Aerospace may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus (when available) will be mailed to stockholders of Rockwell Collins and B/E Aerospace. Investors and security holders will be able to obtain free copies of Joint Proxy Statement/Prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able

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to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000.

Participants in the Solicitation

Rockwell Collins, B/E Aerospace, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus filed with the SEC November 22, 2016, and other relevant materials filed with the SEC. Information regarding the directors and executive officers of Rockwell Collins is contained in Rockwell Collins’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on December 16, 2015, Rockwell Collins’ Form 10-K filed with the SEC on November 15, 2016 and Rockwell Collins’ Current Report on Form 8-K filed with the SEC on April 29, 2016. Information regarding the directors and executive officers of B/E Aerospace is contained in B/E Aerospace’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC.

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